UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10/A

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Nevada	95-4659068
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

405 State Highway 121, Suite B-240, Lewisville, TX 75067

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 972-943-6050

With a copy to:

Carl A. Generes, Esq.

Law Offices of Carl A. Generes

4358 Shady Bend Drive

Dallas, Texas 75244-7447

Phone: (214) 352-8674

Fax: (972) 715-5700

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

EXPLANATORY NOTE

This Form 10/A, Amendment No. 2 (“Filing”) is being filed for the purpose of responding to comments received by us from the Staff of the Securities and Exchange Commission (the “Commission”). This Amendment includes only those sections required to be amended by the Commission in our Form 10/A, Amendment No. 1 and footnotes to our Financial Statements for year ended December 31, 2009 and period ended June 30, 2010 filed with the Commission on October 27, 2010 (“prior filing date”). Therefore, this Filing has not been updated to reflect events occurring subsequent to the prior filing date. This Filing does not include the Company’s Financial Statements for the year ended December 31, 2009 or period ended June 30, 2010, nor does it include the remainder of the accompanying Notes to same, all of which remain unchanged.

Pursuant to the LLC Operating Agreements for the Project Hospitals, revenues generated from the sale of the Primary Package (“Primary Package Revenues”) are distributed as follows: (i) one-half toward payment of the Rockwell Note until paid in full, and (ii) one-half toward payment of Rockwell’s Preferential Return until paid in full. Rockwell’s Preferential Return means the amount of Rockwell's aggregate capital contribution to the Project LLCs (to date being $109,230 to CareView-Saline and $466,373 to CareView-Hillcrest) plus 10% per annum, compounded monthly. Once the Rockwell Note and Preferential Return have been paid in full, Primary Package Revenues are distributed as follows: (i) first, to the payment and/or reimbursement to the Hospital of the amounts the Hospital is entitled to receive pursuant to the Contract; (ii) second, to the payment to Rockwell of the Legal Fee Reimbursement (as provided for and defined in the Master Investment Agreement), (iii) third, to the payment of expenses of the Company and debt service on loans; and (iv)fourth, to the maintenance of reserves that are adequate (as determined by the Members) for working capital, property replacement reserves and current or budgeted capital expenditures; and (v) then, to the making of guaranteed payments to Members, including but not limited to the payment of any current or accrued obligations to CareView for its services as provided for in the Project Services Subcontract Agreement (as referred to in the Master Investment Agreement). Any cash remaining from the Primary Package Revenues after the satisfaction of all of the above provisions shall be distributed to CareView and Rockwell in proportion to the ownership of each.

The Project LLCs have an obligation to pay Rockwell’s Preferential Return. Pursuant to FASB ASC 480-10-65 “Distinguishing Liabilities from Equity,” the Company classified this obligation as a mandatory redemption since it represents an unconditional obligation by the Company to pay Rockwell’s Preferential Return on each Project LLC.

Each Project LLC is governed by an Operating Agreement under which the Company and Rockwell are its initial members, each owning 50% of the outstanding ownership units. Pursuant to Section 301 – Management of the Operating Agreement for each of CareView-Hillcrest and CareView-Saline, the Company is the Manager for each. As Manager, the Company uses consolidation rules to record 100% of the revenue generated from each joint venture, thereafter distributing the revenues on the agreed upon basis to the LLC members. Revenues earned through the Project Hospitals are generated from monthly charges paid by each hospital for the Primary Package on installed CareView Systems™ and from purchase of entertainment products by patients. Payments of revenues from each Project Hospital are deposited into an escrow account jointly controlled by the Company and the Project LLC pursuant to the Project Escrow Agreement. Once deposits into the escrow account are collected by the escrow agent, they are immediately transferred into a separate account in the name of the Project LLC.

There is no separate management agreement for the Project LLCs. The Manager and the duties of the Manager are set forth in Article II of the Operating Agreement for each Project LLC. The Project LLCs each have two members, CareView and Rockwell. Each of CareView and Rockwell has one vote for all matters requiring a vote. The Operating Agreement for each Project LLC names CareView as the Manager and lists its duties. The Manager, on behalf of the Project LLCs, shall sign all agreements, contracts, and other instruments or documents that are necessary or appropriate in the course of the Project LLC’s regular business or that are authorized by general or specific action of the Members. Notwithstanding the authority granted to the Manager, the following actions may only be taken if approved by the Members: (i) amendment to the agreement or articles, (ii) issuance of more than the number of authorized units, (iii) discontinuation of the project or dissolution of the LLC, (iv) sale or disposition of substantially all of the Project LLC’s assets, (v) a merger, consolidation or reorganization, (vi) conversion of the LLC to a corporation, (vii) admission of new members, (viii) borrowing of funds other than the Project Loan, (ix) expenditures of more than $20,000, (x) amendment of contract with project hospitals, (xi) establishing amount of cash flow to be maintained, (xii) amending any agreement between the LLC and CareView, or (xiii) changing disposition of funds pursuant to the escrow agreement. The Operating Agreement provides that CareView shall serve as Manager until removed or replaced by a vote of the members. As Rockwell and CareView are the only members of the LLCs, CareView cannot be removed as Manager through a unilateral decision of Rockwell.

As additional consideration to Rockwell for providing the funding, the Company has agreed that upon completion of the Project Hospitals it will issue Rockwell a common stock purchase warrant (“Project Warrant”) granting Rockwell the right to purchase such number of shares of Common Stock of the Company equal to the total amount of funding for the Project Hospitals. The five-year Project Warrant will have an exercise price of $0.52 per share. As of November 16, 2009, the Company accrued for the issuance of 1,151,206 Warrants valued at $1,151,206 and recorded a debt discount. The aggregate discount to the debt will be amortized over the life of the debt.

The Master Investment Agreement includes provisions under which the Company may elect to purchase, for cash, Rockwell’s entire interest in each Project LLC at a pre-determined price based on annualized net cash flow from the Project Hospital plus the payment of any unpaid Preferential Return (if any) and the estimated amount of any additional distributions that would be payable from the Project LLC to Rockwell during the remaining balance (if any) of the initial term of the contract with the Project Hospital. In addition, upon the Company’s purchase of Rockwell’s interest in a Project LLC, the Company would have to pay the remaining balance due (if any) under the Project Note and any forgone interest under the Project Note that would have accrued during the remaining balance (if any) of the initial term of the contract with the Project Hospital. Additionally, there are provisions under which Rockwell may elect, if the Project Note has been paid and Rockwell has received its Preferential Return, to require the Company to purchase its entire interest in each

As the Company inadvertently failed to timely file a Form D notification with the South Dakota Division of Securities in connection with the Regulation D sales of an aggregate of 960,000 shares of its Common Stock in South Dakota occurring on April 9, 2010, July 7, 2010 and August 17, 2010, the Company offered to rescind the sale of those shares by returning the full purchase price plus interest at the rate of twelve percent (12%) from the date of purchase. Prior to the rescission offer termination date of November 12, 2010, all shareholders responded in writing that they did not wish to accept the offer.

Item 11.	Description of Registrant’s Securities to be Registered.

We are registering our common stock, par value $0.001 per share (“Common Stock”) under this Registration Statement. A description of our Common Stock follows. We have also included a description of our preferred stock, par value $0.001 per share (“Preferred Stock”) as we believe that if designated, issuances of our Preferred Stock may likely be convertible into shares of our Common Stock.

Description of Securities

We are authorized to issue an aggregate of 320,000,000 shares of capital stock, 300,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. As of this filing, the Company had 126,745,215 shares of Common Stock issued and outstanding and zero shares of Preferred Stock issued and outstanding.

Common Stock

All outstanding shares of our Common Stock are of the same class and have equal rights and attributes. We are authorized to issue up to 300,000,000 shares of Common Stock, par value $0.001 per share, which shares, upon issuance, are fully paid and non-assessable.

Voting. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Our Common Stock does not have cumulative voting rights. Persons who hold a majority of the outstanding shares of our Common Stock entitled to vote on the election of directors can elect all of the directors who are eligible for election. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividends. Subject to the preferential dividend rights and consent rights of any series of Preferred Stock that we may from time to time designate, holders of our Common Stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available.

Liquidation and Dissolution. In the event of liquidation, dissolution or winding up of the Company, subject to the preferential liquidation rights of any series of Preferred Stock that we may from time to time designate, the holders of our Common Stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights.

Authority to Issue Stock. The Company’s Board of Directors has the authority to issue the authorized but unissued shares of Common Stock without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by current shareholders.

Preferred Stock

Our Articles of Incorporation authorizes the issuance of shares of Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of our Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

CAREVIEW COMMUNICATION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 (RESTATED)

NOTE L — SETTLEMENT OF LAWSUIT

The Company filed a complaint on April 15, 2009 in the United States District Court for the Eastern District of Texas, Sherman Division, against Silicon Standard Corporation (“Silicon”) and its Chief Executive Officer, Howard Kuo, for breach of contract and fraud relative to the manufacture of the Company’s Room Control Platform. Silicon subsequently filed a counterclaim against the Company and also brought suit against Steven G. Johnson (“Johnson”), the Company’s President. Silicon’s suit against the Company and Johnson included among other allegations a demand for alleged damages consisting of lost profits, excess inventory, additional labor, and added engineering. All parties settled the litigation on May 20, 2010 and the Court dismissed the actions on June 30, 2010. Terms of the confidential settlement included, among other things, the issuance to Silicon of twenty-five thousand (25,000) shares of the Company’s Common Stock, and mutual releases between the parties.

NOTE M — SUBSEQUENT EVENTS

July 2010 Offering

In July 2010, the Company offered 8,000,000 shares of its Common Stock for sale at $1.25 per share for an aggregated offering of $10,000,000 (the “July 2010 Offering”). To date, the Company has sold an aggregate of 74,000 shares for an aggregated purchase price of $92,500. The July 2010 Offering was made in reliance on exemptions from registration under Regulation D, Rule 506 of the Securities Act of 1933, as amended, and applicable state securities laws.

Litigation

On July 14, 2010, The EMG Irrevocable Trust dated February 19, 2009, and Shelly Lynn Sands, Trustee of the EMG Irrevocable Trust (“Plaintiffs”) filed a complaint in the Superior Court of the State of Arizona in and for the County of Maricopa against the Company and its subsidiary, its transfer agent, its Chief Financial Officer, consultants and agents of the Company, and shareholders of the Company (“Defendants”), claiming among other things, negligence, securities fraud, fraud in investment advisory services, and breach of fiduciary duty. The complaint involves a dispute relative to a private stock transaction between the beneficiary of the Trust and a shareholder of the Company. The Company has engaged legal counsel on its behalf and on behalf of the other Defendants to defend the lawsuit and to file a third party claim against the beneficiary. Counsel and Company’s management do not believe that there are any meritorious claims against the Company or that this case will have any negative or material impact on the Company. While the Company believes that any finding in favor of the Plaintiffs, if any, will be immaterial, an estimate cannot be made as to a possible range of loss.

Issuance of Warrant

On July 8, 2010, the Company issued an individual a two-year Common Stock Purchase Warrant (the “Warrant”) to purchase 39,683 underlying shares of the Company’s Common Stock at $0.52 per share. The Warrant was issued in exchange for consulting services rendered pursuant to the Develo Consulting Agreement of September 1, 2009.

F-19

CAREVIEW COMMUNICATION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Continued

DECEMBER 31, 2009 (RESTATED) AND 2008

NOTE M — JOINT VENTURE AGREEMENT (Continued)

percent (10%). Principal payments commence on the earlier to occur of the date that monthly Primary Package fees first become payable by each Project Hospital or six months from the date of the original Project Note; provided, however, that the entire outstanding principal balance and all accrued interest of a Project Note shall be paid in full on or before the third anniversary of the date that payments commenced thereunder. Accordingly, the Company has classified one-third of the balance as current.

Pursuant to the LLC Operating Agreements for the Project Hospitals, revenues generated from the sale of the Primary Package (“Primary Package Revenues”) are distributed as follows: (i) one-half toward payment of the Rockwell Note until paid in full, and (ii) one-half toward payment of Rockwell's Preferential Return until paid in full. Rockwell's Preferential Return means the amount of Rockwell's aggregate capital contribution to the Project LLCs (to date being $109,230 to CareView-Saline and $466,373 to CareView-Hillcrest) plus 10% per annum, compounded monthly. Once the Rockwell Note and Preferential Return have been paid in full, Primary Package Revenues are distributed as follows: (i) first, to the payment and/or reimbursement to the Hospital of the amounts the Hospital is entitled to receive pursuant to the Contract; (ii) second, to the payment to Rockwell of the Legal Fee Reimbursement (as provided for and defined in the Master Investment Agreement), (iii) third, to the payment of expenses of the Company and debt service on loans; and (iv) fourth, to the maintenance of reserves that are adequate (as determined by the Members) for working capital, property replacement reserves and current or budgeted capital expenditures; and (v) then, to the making of guaranteed payments to Members, including but not limited to the payment of any current or accrued obligations to CareView for its services as provided for in the Project Services Subcontract Agreement (as referred to in the Master Investment Agreement). Any cash remaining from the Primary Package Revenues after the satisfaction of all of the above provisions shall be distributed to CareView and Rockwell in proportion to the ownership of each.

The Project LLCs have an obligation to pay Rockwell's Preferential Return. Pursuant to FASB ASC 480-10-65 "Distinguishing Liabilities from Equity," the Company classified this obligation as a mandatory redemption since it represents an unconditional obligation by the Company to pay Rockwell's Preferential Return on each Project LLC.

Each Project LLC is governed by an Operating Agreement under which the Company and Rockwell are its initial members, each owning 50% of the outstanding ownership units. Pursuant to Section 301 – Management of the Operating Agreement for each of CareView-Hillcrest and CareView-Saline, the Company is the Manager for each. As Manager, the Company uses consolidation rules to record 100% of the revenue generated from each joint venture, thereafter distributing the revenues on the agreed upon basis to the LLC members. Revenues earned through the Project Hospitals are generated from monthly charges paid by each hospital for the Primary Package on installed CareView Systems™ and from purchase of entertainment products by patients. Payments of revenues from each Project Hospital are deposited into an escrow account jointly controlled by the Company and the Project LLC pursuant to the Project Escrow Agreement. Once deposits into the escrow account are collected by the escrow agent, they are immediately transferred into a separate account in the name of the Project LLC.

There is no separate management agreement for the Project LLCs. The Manager and the duties of the Manager are set forth in Article II of the Operating Agreement for each Project LLC. The Project LLCs each have two members, CareView and Rockwell. Each of CareView and Rockwell has one vote for all matters requiring a vote. The Operating Agreement for each Project LLC names CareView as the Manager and lists its duties. The Manager, on behalf of the Project LLC, shall sign all agreements, contracts, and other instruments or documents that are necessary or appropriate in the course of the Project LLC’s regular business or that are authorized by general or specific action of the Members. Notwithstanding the authority granted to the Manager, the following actions may only be taken if approved by the Members: (i) amendment to the agreement or articles, (ii) issuance of more than the number of authorized units, (iii) discontinuation of the project or dissolution of the LLC, (iv) sale or disposition of substantially all of the Project LLC’s assets, (v) a merger, consolidation or reorganization, (vi) conversion of the LLC to a corporation, (vii) admission of new members, (viii) borrowing of funds other than the Project Loan, (ix) expenditures of more than $20,000, (x) amendment of contract with project hospitals, (xi) establishing amount of cash flow to be maintained, (xii) amending any agreement between the LLC and CareView, or (xiii) changing disposition of funds pursuant to the escrow agreement. The Operating Agreement provides that CareView shall serve as Manager until removed or replaced by a vote of the members. As Rockwell and CareView are the only members of the LLCs, CareView cannot be removed as Manager through a unilateral decision of Rockwell.

As additional consideration to Rockwell for providing the funding, the Company has agreed that upon completion of the Project Hospitals it will issue Rockwell a common stock purchase warrant (“Project Warrant”) granting Rockwell the right to purchase such number of shares of Common Stock of the Company equal to the total amount of funding for the Project Hospitals. The five-year Project Warrant

F-50

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

November 12, 2010	CAREVIEW COMMUNICATIONS, INC.

	By:	/s/ Samuel A. Greco
Samuel A. Greco
Chief Executive Officer